July 29, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Carmen Moncada-Terry

Re:	TXCO Resources Inc.
Amendment No. 2 to Form S-3
Filed July 14, 2008
File No. 333-150107

Dear Ms. Moncada-Terry:

On behalf of TXCO Resources Inc. (the “Company”), set forth below is the Company’s response to additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission, dated July 25, 2008, regarding the above referenced registration statement on Form S-3 filed by the Company on July 14, 2008 (the “Form S-3”). The Company is filing herewith Amendment No. 3 to the Form S-3 (the “Amendment No. 3”). For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Form S-3

General

1.
Please update the disclosure throughout the registration statement to reflect any material recent events. In this regard, we note that although you announced in a Form 8-K filed on June 30, 2008, that Gary Grinsfelder had become your new president, the signature page refers to James E. Simon as your president. Also file as an exhibit Mr. Grinsfelder’s amended change in control agreement.

Response: We have revised the disclosure throughout the registration statement to reflect any material recent events, as well as filed Mr. Grinsfelder’s amended and restated change in control letter agreement as an exhibit to the Amendment No. 3.

777 East Sonterra Boulevard • Suite 350 • San Antonio, Texas 78258 • (210) 496-5300 • fax (210) 496-5300 • www.txco.com

2.	We note your responses to prior comments 2 and 3. Please include enhanced tabular and textual disclosure to further clarify how these options operate.

Response: We have revised the disclosure in accordance with the Staff’s comment to provide enhanced tabular and textual disclosure. Please refer to the section titled “Call Spread Transactions” commencing on page 16 of the Amendment No. 3 for the revised disclosure.

3.
To the extent that the amounts payable to you or CVI due to the spread options are not subject to any ceilings, make this readily apparent in your disclosure. In your enhanced tabular disclosure, also make clear those points at which the spread options stop providing a benefit to the particular party.

Response: We have revised the disclosure to address the above comment. Please refer to the new narrative disclosure on pages 20 and 23 of the Amendment No. 3 and the new tabular disclosure on pages 24, 25 and 30 of the Amendment No. 3 for the revised disclosure.

4.
Clarify what would happen if CVI sells either its convertible preferred stock or the spread options, but not both. Make clear that those exercising the options may do so independently of whether the convertible preferred stock has been or would be converted.

Response: We have revised the disclosure to address the above comment. Please refer to the last paragraph on page 17 and the first paragraph on page 18 of the Amendment No. 3 for the revised disclosure.

5.
Describe in further detail the “European” option concept you reference at page 19, and make clear as a practical matter what must be done to exercise the applicable options in each case. We note that the options expire on a phased 30 or 10 day schedule.

Response: We have revised our disclosure of the call spread transactions to (a) further describe the concept of a “European” option and (b) explain the procedures of exercising such options. Please refer to pages 18 and 21 of the Amendment No. 3 for the revised disclosure.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As has been previously noted to the Staff, the Company faces significant penalties if the Form S-3 is not declared effective by August 1, 2008. Please note that the Company would like to file on Wednesday, July 30, 2008, a request that the effective date of the Form S-3, as amended, be accelerated so that the same may become effective at 3:00 p.m., Eastern Time, on Friday, August 1, 2008. Accordingly, we appreciate your early attention to the Amendment No. 3.

If you have any further questions or need any further information regarding this filing, please call the undersigned at (210) 679-2429 or Daryl L. Lansdale of Fulbright & Jaworski L.L.P. at (210) 270-9367.

Very truly yours,

/s/ M. Frank Russell

M. Frank Russell,
Vice President and General Counsel

cc:	Daryl L. Lansdale, Jr.
Roy L. Goldman
H. Roger Schwall
Timothy Levenberg